================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K





   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



COMMISSION FILE NUMBER    333-04963
                      -------------------------------

                    CASE CORPORATION RETIREMENT SAVINGS PLAN

                            (Full Title of the Plan)


                                CASE CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                  76-0433811
   (State of Incorporation)             (I.R.S. Employer Identification Number)

                                700 STATE STREET
                             RACINE, WISCONSIN 53404
                                  414-636-6011
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


================================================================================

Item 1. Financial Statements and Exhibits

        Listed below are the financial statements and exhibits filed as a part of this annual report:

        (a)  Financial Statements-

             (i)  Report of Independent Public Accountants

             (ii) Statements of Net Assets Available for Benefits With Fund
                  Information as of December 31, 1999 and 1998

             (iii) Statement of Changes in Net Assets Available for Benefits
                   With Fund Information for the Year Ended December 31, 1999

             (iv) Notes to Financial Statements

             (v)  Supplemental Schedules:
                  Schedule I - Item 27(a): Schedule of Assets Held for Investment Purposes
                  Schedule II - Item 27(d):  Schedule of Reportable
                  Transactions

        (b)  Exhibit-

             (i)  Exhibit 1 - Consent of Independent Public Accountants

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     CASE CORPORATION
                                     RETIREMENT SAVINGS PLAN






                                     By /s/ Marc J. Castor
                                        --------------------------------------
                                              Marc J. Castor
                                        Senior Vice President, Human Resources



Date: June 26, 2000

                    CASE CORPORATION RETIREMENT SAVINGS PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    CASE CORPORATION RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS







REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits With Fund Information as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

     Schedule I  - Item 27(a) - Schedule of Assets Held for Investment Purposes

     Schedule II - Item 27(d) - Schedule of Reportable Transactions

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the Case Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of THE CASE CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1999. These financial statements and the supplemental schedules, as listed in the accompanying table of contents, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits, with fund information, for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan's basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin
June 26, 2000.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1999


                                                           Participant Directed
                                        ----------------------------------------------------------
                                        Northern Trust        BZW                           BZW
                                         Collective        Barclays         Capital      Barclays
                                         Short-Term        U.S. Debt     Guardian U.S.  U.S. Equity
                                       Investment Fund    Index Fund     Balanced Fund  Index Fund
                                       ---------------    ----------     -------------  ----------
             ASSETS

Cash and cash equivalents                $197,388,723   $         --   $         --   $         --
Investments, at fair market value                  --      8,994,350     51,191,580     96,028,619
Loans to participants                              --             --             --             --
Employer's contribution receivable          3,857,369        322,212      1,201,500      2,378,296
Investment income receivable                  677,835             --             --             --
                                         ------------   ------------   ------------   ------------

    Total assets                          201,923,927      9,316,562     52,393,080     98,406,915

          LIABILITIES

Accounts payable                               46,279          4,046            865         21,111
                                         ------------   ------------   ------------   ------------

Net assets available for plan benefits   $201,877,648   $  9,312,516   $ 52,392,215   $ 98,385,804
                                         ============   ============   ============   ============





The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1999
                                   (CONTINUED)


                                                          Participant Directed
                                         ----------------------------------------------------------
                                                                         Capital
                                          Neuberger &                   Guardian       Merrill Lynch
                                             Berman      Putnam OTC     U.S. Small      Retirement
                                           Manhattan      Emerging    Capitalization   Preservation
                                             Trust       Growth Fund       Fund         Trust Fund
                                         ------------   ------------   ------------    -------------
           ASSETS

Cash and cash equivalents                $         --   $         --   $         --   $         --
Investments, at fair market value          39,777,804    155,495,291     33,286,812     41,905,099
Loans to participants                              --             --             --             --
Employer's contribution receivable            798,450      2,698,760        837,915        307,619
Investment income receivable                       --             --             --        219,634
                                         ------------   ------------   ------------   ------------

    Total assets                           40,576,254    158,194,051     34,124,727     42,432,352

       LIABILITIES

Accounts payable                                  628          1,673            610          8,986
                                         ------------   ------------   ------------   ------------

Net assets available for plan benefits   $ 40,575,626   $158,192,378   $ 34,124,117   $ 42,423,366
                                         ============   ============   ============   ============







The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1999
                                   (CONTINUED)


                                                                                                       Non-
                                                                                                   Participant
                                                             Participant Directed                    Directed
                                           -----------------------------------------------------   -----------
                                                              BZW           MAS
                                                            Barclays       Value
                                            Templeton   Extended Market  Portfolio      Case       Participant
                                             Foreign      Equity Index    Adviser       Stock        Loans &
                                               Fund           Fund          Fund        Fund          Other

          ASSETS

Cash and cash equivalents                  $        --   $        --   $        --   $     1,097   $ 4,654,527
Investments, at fair market value           19,857,138     7,635,773     3,566,623           --             --
Loans to participants                             --            --              --           --      8,274,782
Employer's contribution receivable             613,761       249,638       156,758           --             --
Investment income receivable                      --              --            --            6        26,604
                                           -----------   -----------   -----------   -----------   -----------

    Total assets                            20,470,899     7,885,411     3,723,381         1,103    12,955,913

       LIABILITIES

Accounts payable                                   470         1,782           300            --     1,207,215
                                           -----------   -----------   -----------   -----------   -----------

Net assets available for plan benefits     $20,470,429   $ 7,883,629   $ 3,723,081   $     1,103   $11,748,698
                                           ===========   ===========   ===========   ===========   ===========






The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1999
                                   (CONTINUED)





                                             Total
                                         ------------

                    ASSETS

Cash and cash equivalents                $202,044,347
Investments, at fair market value         457,739,089
Loans to participants                       8,274,782
Employer's contribution receivable         13,422,278
Investment income receivable                  924,079
                                         ------------

    Total Assets                          682,404,575

                  LIABILITIES

Accounts payable                            1,293,965
                                         ------------

Net assets available for plan benefits   $681,110,610
                                         ============






The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998


                                                            Participant Directed
                                         ----------------------------------------------------------
                                          Northern Trust      BZW                          BZW
                                            Collective      Barclays       Capital       Barclays
                                            Short-Term     U.S. Debt    Guardian U.S.  U.S. Equity
                                         Investment Fund   Index Fund   Balanced Fund   Index Fund
                                         ---------------   ----------   -------------  -----------
                  ASSETS

Cash and cash equivalents                $120,518,715   $          3   $         13   $         22
Investments, at fair market value                --       11,502,182     43,195,001     74,654,578
Loans to participants                            --             --             --             --
Employer's contribution receivable          8,276,044           --             --             --
Investment income receivable                  255,842           --             --             --
                                         -------------  ------------   ------------   ------------

    Total assets                          129,050,601     11,502,185     43,195,014     74,654,600

               LIABILITIES

Accounts payable                               27,163          2,690          9,580         16,285
                                         ------------   ------------   ------------   ------------

Net assets available for plan benefits   $129,023,438   $ 11,499,495   $ 43,185,434   $ 74,638,315
                                         ============   ============   ============   ============






The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998
                                   (CONTINUED)

                                                         Participant Directed
                                        --------------------------------------------------------
                                                                     Capital
                                        Neuberger &                  Guardian      Merrill Lynch
                                          Berman      Putnam OTC     U.S. Small      Retirement
                                         Manhattan     Emerging    Capitalization   Preservation
                                           Trust      Growth Fund       Fund         Trust Fund
                                        -----------   -----------  --------------  -------------
          ASSETS

Cash and cash equivalents                $        10   $        24   $        10   $       652
Investments, at fair market value         24,205,266    61,457,761    23,232,701    21,673,288
Loans to participants                             --            --            --            --
Employer's contribution receivable                --            --            --            --
Investment income receivable                      --            --            --       115,241
                                         -----------   -----------   -----------   -----------

    Total assets                          24,205,276    61,457,785    23,232,711    21,789,181

       LIABILITIES

Accounts payable                                 621         1,164         5,130           615
                                         -----------   -----------   -----------   -----------

Net assets available for plan benefits   $24,204,655   $61,456,621   $23,227,581   $21,788,566
                                         ===========   ===========   ===========   ===========





The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998
                                   (CONTINUED)

                                                                                                    Non-
                                                                                                Participant
                                                          Participant Directed                    Directed
                                          ---------------------------------------------------   ------------
                                                            BZW           MAS
                                                         Barclays        Value
                                          Templeton   Extended Market  Portfolio      Case      Participant
                                           Foreign     Equity Index     Adviser      Stock        Loans &
                                            Fund           Fund           Fund        Fund         Other
                                          ---------   ---------------  ---------   ----------    -----------

                  ASSETS

Cash and cash equivalents                $         5   $        17    $       75   $   346,711   $ 2,150,648
Investments, at fair market value          9,125,674     1,467,665     1,426,069    40,125,119        82,386
Loans to participants                           --            --            --            --       7,796,111
Employer's contribution receivable              --            --            --         617,691          --
Investment income receivable                    --            --            --          92,512        10,399
                                         -----------   -----------   -----------   -----------   -----------

    Total assets                           9,125,679     1,467,682     1,426,144    41,182,033    10,039,544

                LIABILITIES

Accounts payable                               2,365           536           275        11,370     1,031,108
                                         -----------   -----------   -----------   -----------   -----------

Net assets available for plan benefits   $ 9,123,314   $ 1,467,146   $ 1,425,869   $41,170,663   $ 9,008,436
                                         ===========   ===========   ===========   ===========   ===========









The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998
                                   (CONTINUED)





                                             Total
                                         ------------

             ASSETS

Cash and cash equivalents                $123,016,905
Investments, at fair market value         312,147,690
Loans to participants                       7,796,111
Employer's contribution receivable          8,893,735
Investment income receivable                  473,994
                                         ------------

    Total assets                          452,328,435

           LIABILITIES

Accounts payable                            1,108,902
                                         ------------

Net assets available for plan benefits   $451,219,533
                                         ============







The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                     Participant Directed
                                              ----------------------------------------------------------------------
                                              Northern Trust           BZW                                  BZW
                                                Collective          Barclays             Capital          Barclays
                                                Short-Term          U.S. Debt         Guardian U.S.     U.S. Equity
                                              Investment Fund      Index Fund         Balanced Fund      Index Fund
                                              ---------------      ----------         -------------     ------------
Additions to Net Assets Attributed To:

Net appreciation (depreciation) in the
  fair value of investments                    $  3,389,467       $   (122,397)       $  7,037,321      $ 15,668,240

Investment income
    Interest income                               3,516,770                 13                   2             --
    Dividend income                                    --                 --                  --               --
                                               ------------       ------------        ------------      ------------
                                                  3,516,770                 13                   2             --
                                               ------------       ------------        ------------      ------------

Contributions
    Employer's contributions                      4,784,670            411,639           1,568,194         3,108,590
    Participants' contributions                   3,812,547            373,365           2,949,231         6,953,420
                                               ------------       ------------        ------------      ------------
                                                  8,597,217            785,004           4,517,425        10,062,010
                                               ------------       ------------        ------------      ------------

        Total additions                          15,503,454            662,620          11,554,748        25,730,250
                                               ------------       ------------        ------------      ------------

Deductions From Net Assets
  Attributed To:

Benefits paid to participants                    14,762,073            832,658           2,575,141         4,693,372
Administrative expenses                             422,130             30,267              84,196           208,947
                                               ------------       ------------        ------------      ------------

        Total deductions                         15,184,203            862,925           2,659,337         4,902,319
                                               ------------       ------------        ------------      ------------

            Net increase (decrease)                 319,251           (200,305)          8,895,411        20,827,931

Transfers Between Funds                          72,534,959         (1,986,674)            311,370         2,919,558

Transfers From Other Plans                             --                 --                  --                --

Net Assets Available for Plan Benefits

Beginning of year                               129,023,438         11,499,495          43,185,434        74,638,315
                                               ------------       ------------        ------------      ------------

End of year                                    $201,877,648       $  9,312,516        $ 52,392,215      $ 98,385,804
                                               ============       ============        ============      ============





The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (CONTINUED)

                                                                        Participant Directed
                                                 ----------------------------------------------------------------
                                                                                      Capital
                                                   Neuberger &                       Guardian       Merrill Lynch
                                                     Berman         Putnam OTC       U.S. Small       Retirement
                                                    Manhattan        Emerging      Capitalization    Preservation
                                                      Trust        Growth Fund          Fund          Trust Fund
                                                   -----------     -----------     --------------    ------------

Additions to Net Assets Attributed To:

Net appreciation (depreciation) in the
  fair value of investments                      $  8,353,281      $ 75,582,499     $  9,322,899     $       --

Investment income
    Interest income                                        --                --               --        1,675,824
    Dividend income                                 2,623,783                --               --             --
                                                 ------------      ------------     ------------     ------------
                                                    2,623,783                --               --        1,675,824
                                                 ------------      ------------     ------------     ------------

Contributions
    Employer's contributions                        1,014,284         3,460,798        1,100,055          372,209
    Participants' contributions                     1,202,266         5,022,117        1,409,232        2,831,780
                                                 ------------      ------------     ------------     ------------
                                                    2,216,550         8,482,915        2,509,287        3,203.989
                                                 ------------      ------------     ------------     ------------

        Total additions                            13,193,614        84,065,414       11,832,186        4,879,813
                                                 ------------      ------------     ------------     ------------

Deductions From Net Assets
  Attributed To:

Benefits paid to participants                       1,227,467         3,626,544        1,058,669        2,483,967
Administrative expenses                                 6,791            14,208           43,417           68,463
                                                 ------------      ------------     ------------     ------------


        Total deductions                            1,234,258         3,640,752        1,102,086        2,552,430
                                                 ------------      ------------     ------------     ------------

            Net increase (decrease)                11,959,356        80,424,662       10,730,100        2,327,383

Transfers Between Funds                             4,411,615        16,311,095          166,436       18,307,417

Transfers From Other Plans                               --                --               --               --


Net Assets Available For Plan Benefits

Beginning of year                                  24,204,655        61,456,621       23,227,581       21,788,566
                                                 ------------      ------------     ------------     ------------

End of year                                      $ 40,575,626      $158,192,378     $ 34,124,117     $ 42,423,366
                                                 ============      ============     ============     ============






The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (CONTINUED)


                                                                                                                    Non-
                                                                                                                Participant
                                                                 Participant Directed                             Directed
                                             --------------------------------------------------------------    -------------
                                                                 BZW
                                                               Barclays           MAS
                                                               Extended          Value
                                               Templeton        Market         Portfolio          Case          Participant
                                                Foreign      Equity Index       Adviser           Stock           Loans &
                                                 Fund            Fund            Fund             Fund             Other
                                             -------------   -------------   -------------    -------------    -------------
Additions to Net Assets Attributed To:

Net appreciation (depreciation) in the
  fair value of investments                  $   3,741,661   $   1,244,845   $    (583,308)   $  74,104,551    $     256,586

Investment income
    Interest income                                     --               3               9           28,672          953,451
    Dividend income                                397,978              --         468,969          356,691               --
                                             -------------   -------------   -------------    -------------    -------------
                                                   397,978               3         468,978          385,363          953,451
                                             -------------   -------------   -------------    -------------    -------------

Contributions
    Employer's contributions                       786,080         310,211         200,455        4,479,423               --
    Participants' contributions                  1,602,981         479,616       1,289,524          524,377        2,850,222
                                             -------------   -------------   -------------    -------------    -------------
                                                 2,389,061         789,827       1,489,979        5,003,800        2,850,222
                                             -------------   -------------   -------------    -------------    -------------

        Total additions                          6,528,700       2,034,675       1,375,649       79,493,714        4,060,259
                                             -------------   -------------   -------------    -------------    -------------

Deductions from Net Assets Attributed To:

Benefits paid to participants                      512,934         251,123         154,168        1,792,435        1,095,315
Administrative expenses                             22,214           9,370           3,724          139,500               --
                                             -------------   -------------   -------------    -------------    -------------

        Total deductions                           535,148         260,493         157,892        1,931,935        1,095,315
                                             -------------   -------------   -------------    -------------    -------------

            Net increase (decrease)              5,993,552       1,774,182       1,217,757       77,561,779        2,964,944

Transfers Between Funds                          5,353,563       4,642,301       1,079,455     (118,731,339)      (5,319,756)

Transfers From Other Plans                            --              --              --                 --        5,095,074


Net Assets Available for Plan Benefits

Beginning of year                                9,123,314       1,467,146       1,425,869       41,170,663        9,008,436
                                             -------------   -------------   -------------    -------------    -------------

End of year                                  $  20,470,429   $   7,883,629   $   3,723,081    $       1,103    $  11,748,698
                                             =============   =============   =============    =============    =============


The accompanying notes to financial statements are an integral part of this statement.

                                CASE CORPORATION

                             RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (CONTINUED)




                                               Total
                                            ------------
Additions to Net Assets Attributed To:

Net appreciation (depreciation) in the
  fair value of investments                 $197,995,645

Investment income
    Interest income                            6,174,744
    Dividend income                            3,847,421
                                            ------------
                                              10,022,165
                                            ------------
Contributions
    Employer's contributions                  21,596,608
    Participants' contributions               31,300,678
                                            ------------
                                              52,897,286
                                            ------------
        Total additions                      260,915,096
                                            ------------

Deductions From Net Assets Attributed To:

Benefits paid to participants                 35,065,866
Administrative expenses                        1,053,227
                                            ------------

        Total deductions                      36,119,093
                                            ------------

            Net increase (decrease)          224,796,003

Transfers Between Funds                             --

Transfers From Other Plans                     5,095,074

Net Assets Available For Plan Benefits

Beginning of year                            451,219,533
                                            ------------

End of year                                 $681,110,610
                                            ============





The accompanying notes to financial statements are an integral part of this statement.

\

                    CASE CORPORATION RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF THE PLAN

       The following description of the Case Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       a.    General

             The Plan is a defined contribution plan covering all employees of Case Corporation (the "Company") who are neither leased employees nor represented by a collective bargaining unit (unless the collective bargaining agreement stipulates participation). Participants are eligible to make contributions to the Plan upon date of hire, however, Company contributions do not begin until after participants have completed one year of qualified service. The Plan was established on July 1, 1994, and complies with Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b.    Contributions

             The following is a brief description of the contributions applicable to various segments of participants:

                                                     Participant                          Company
                                                     -----------                          -------

             Salaried (excluding sales             Ranges from 0% to                   100% match on the first 8%
             representatives at                    a maximum of 10%                    of participant contributions
             Company-owned stores,                 of eligible compensation
             Concord, Midwest
             Consulting Services, DMI and Tyler)

             Salaried (excluding                                                       4% of participant's
             Concord, Midwest                                                          eligible compensation
             Consulting Services, DMI and Tyler)

             Salaried (excluding                                                       Discretionary profit
             Concord, Midwest                                                          sharing ranging from
             Consulting Services, DMI and Tyler)                                       0 to 8% of eligible compensation

             Midwest Consulting                    Ranges from 0% to                   None
             Services and Concord Plant            a maximum of 15%
                                                   of eligible compensation

             Midwest Consulting                                                        3% of participant's
             Services and Concord Plant                                                eligible compensation

             Wichita Plant                         Ranges from 0% to                   100% match of participant
                                                   a maximum of 18%                    contributions to a maximum
                                                   of eligible compensation            of 7% of eligible compensation

             Steiger Plant                         Ranges from 0% to                   None
                                                   a maximum of 25% of
                                                   eligible compensation

             United Auto                           Ranges from 0% to a                 Negotiated cents per
             Workers                               maximum of 25% of                   hour factor times
             (UAW)*                                eligible compensation               annual hours worked

             United Auto                           Ranges from 0% to a                 25% on the first 6%
             Workers                               maximum of 23% of                   of participant contributions/
             (UAW)**                               eligible compensation               Negotiated cents per hour times
                                                                                       annual hours worked

                                                   Participant                         Company
                                                   -----------                         -------
             Tyler                                 Ranges from 0% to                   50% on the first 4%
                                                   to a maximum of 20% of              of participant contributions
                                                   eligible compensation
                                                                                       2% of participant's
                                                                                       eligible compensation

             DMI                                   Ranges from 0% to                   50% on the first 6%
                                                   a maximum of 15% of                 of participant contributions
                                                   eligible compensation
                                                                                       3% of participant's
                                                                                       eligible compensation

                                                                                       Discretionary profit sharing
                                                                                       ranging from 0 to 6% of
                                                                                       eligible compensation

              *Hired before 5/18/98
             **Hired on or after 5/18/98

             The Company's matching contribution was made in the form of Case Corporation Common Stock through September 30, 1999. Effective October 1, 1999, the Company's matching contribution was made in the form of cash and was allocated to the same investment options as the participant directed contributions. Under the Plan, the Company's fixed contributions are made to the Northern Trust Collective Short-Term Investment Fund and may be redirected by the participant to any of the other investment fund options other than the Case Stock Fund. The Company's discretionary profit sharing contribution is allocated to the same investment options as the participant directed contributions. For 1999, the Company profit sharing contribution was $4,534,405 or 2% of participant's base salary. There was no Company profit sharing contribution for 1998. The applicable cents per hour factor relevant to United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW") participants was $.38 for the years ending December 31, 1999 and 1998. Tax deferred savings contributions are limited to $10,000 for the years ended December 31, 1999 and 1998, subject to any adjustment made in accordance with Section 402 of the Internal Revenue Code.

       c.    Vesting

             Participants are immediately vested in their contributions plus actual earnings thereon. Participants employed by the Company as of June 30, 1994, are 100% vested in the Company's matching, fixed and discretionary contributions and the related earnings thereon. Salaried and Wichita plant participants hired subsequent to that date and Midwest Consulting Services, Concord plant, Fargo plant, Tyler plant, Bor-Mor plant, and DMI plant participants are fully vested in the Company's contributions after five or more years of service, except as follows:

               - Fargo ITS (Valley City) participants employed by the Company on 6/30/96 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

               - Concord and Midwest Consulting Services participants employed by the Company on 12/31/96 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

               - Tyler and Bor-Mor participants employed by the Company on 9/30/98 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

               - DMI participants employed by the Company on 11/2/98 are 100% vested in the Company's contributions they are eligible for and the related earnings thereon

             A UAW participant's interest in his account is fully vested and non-forfeitable at all times. UAW participants hired after May 18, 1998 become vested in the Company's matching contribution after five or more years of service.

d.     Investment Options

             Participants may direct their tax deferred savings contributions and Company discretionary contributions in any one or more of the following twelve investment options, except as described below. Participants may direct the Company fixed contribution in any one or more of the investment options below except the Case Stock Fund:

             1.    NORTHERN TRUST COLLECTIVE SHORT-TERM INVESTMENT FUND

                   This fund invests in a portfolio of high-grade money market instruments with short maturities, as well as a guaranteed investment contract with an insurance company.

             2.    BZW BARCLAYS U.S. DEBT INDEX FUND

                   This fund is composed primarily of U.S. government and corporate bonds, and also includes asset-backed securities and high quality mortgage pass-throughs.

             3.    CAPITAL GUARDIAN U.S. BALANCED FUND

                   This fund invests in U.S. stocks and bonds.

             4.    BZW BARCLAYS U.S. EQUITY INDEX FUND

                   This fund invests in a broad range of U.S. common stocks.

             5.    NEUBERGER & BERMAN MANHATTAN TRUST

                   This fund is composed primarily of common stocks and securities convertible into or exchangeable for common stock. Preferred stocks and debt securities may also be held.

             6.    PUTNAM OTC EMERGING GROWTH FUND

                   This fund invests in common stocks of small- to medium-sized emerging-growth companies traded in the over-the-counter ("OTC") market. The fund may invest up to 20% of its assets in international securities.

             7.    CAPITAL GUARDIAN U.S. SMALL CAPITALIZATION FUND

                   This fund is invested primarily in equity securities of companies with capital between $50 million and $750 million at time of purchase.

             8.    MERRILL LYNCH RETIREMENT PRESERVATION TRUST FUND

                   This fund invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government securities. The Trust also invests in high-quality money market securities.

             9.    TEMPLETON FOREIGN FUND

                   This fund is invested primarily in stocks and debt obligations of companies and governments outside the United States.

             10.   BZW BARCLAYS EXTENDED MARKET EQUITY INDEX FUND

                   This fund is invested in more than 2,000 stocks of small- and medium-sized U.S. companies. Its long-term objective is to earn high returns that reflect the growth potential of these companies.

             11.   MAS VALUE PORTFOLIO ADVISER FUND

                   This fund is invested in common stocks of companies with market capitalizations greater than $300 million. It seeks undervalued, dividend-paying stocks, based on value measures such as P/E and P/B ratios, though the fund may invest in non-dividend paying stocks if conditions warrant. It is authorized to engage in options and futures strategies. This fund is designed for institutional investors.

             12.   CASE STOCK FUND

                   As of October 1, 1999, participants were no longer allowed to direct their deferred savings contributions or eligible balances into the Case Stock Fund. As of the close of market on November 9, 1999, participants were no longer allowed to transfer funds out of the Case Stock Fund into other investment options in the Plan. Effective November 12, 1999, the Case Stock Fund was eliminated as a Plan investment option. On November 17, 1999, the assets in the Case Stock Fund were transferred into the Northern Trust Collective Short-Term Investment Fund. Participants are able to re-allocate these assets into any other investment option in the Plan.

             An additional investment option existed during 1998, the Metropolitan Life Insurance Group Annuity Contracts Fund. The Metropolitan Life Insurance Group Annuity Contracts Fund, consisted of a guaranteed investment contract that was redeemed in July 1998, was available only to employees represented by a collective bargaining unit. The proceeds from the redemption of the Metropolitan Life Insurance Group Annuity Contracts Fund were invested in the Merrill Lynch Preservation Trust Fund which is currently available to all employees.

       e.    Loans to Participants

             Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at market rates as determined by the Plan administrator. The interest rates on loans outstanding at December 31, 1999 and 1998 ranged from 8.5% to 11% and 7% to 11%, respectively.

       f.    Payment of Benefits

             On termination of service, a participant may receive the value of the vested interest in his or her account under a variety of payment options. Prior to November 17, 1999 participants were able to elect to have the portion of their accounts invested in the Case Stock Fund distributed in either stock or cash.

       g.    Forfeitures

             Forfeited nonvested accounts will be used to reduce future Company contributions. During 1999 and 1998, the forfeited nonvested accounts used for this purpose totaled $8,098 and $0, respectively. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $3,075,104 and $989,225 respectively.

2.     TRANSFER OF ASSETS

       Effective October 1, 1998, bor-mor, Inc. Employee Savings Plan ("bor-mor Plan") participants began participating in the Plan. The bor-mor Plan was then terminated and the remaining assets were transferred to the Plan. Asset transfers totaling $42,127 were made in December 1998, with an additional $200,244 being transferred in 1999.

       Effective October 1, 1998, Tyler 401(k) Retirement Savings Plan ("Tyler Plan") participants began participating in the Plan. The Tyler Plan was then terminated and the remaining assets were transferred to the Plan. Asset transfers totaling $2,505,907 were made in November 1998.

       Effective November 1, 1998, DMI, Inc. 401(k) Profit Sharing Plan ("DMI Plan") participants began participating in the Plan. The DMI Plan was then terminated and the remaining assets were transferred to the Plan. Asset transfers totaling $4,894,830 were made in March 1999.

       Effective August 3, 1998, rollover contributions into the Plan are permitted. Participant after-tax contributions into the Plan are not permitted.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Financial Statements

       The Plan's financial statements have been prepared on the accrual basis of accounting.

       Certain reclassifications have been made to conform prior years' financial statements to the 1999 presentation.

       Accounting Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the accompanying financial statements. Actual results could differ from these estimates.

4.     TRUSTEE

       The trustee of the Plan is The Northern Trust Company (the "Trustee"). Hewitt Associates maintains records of individual account balances for each participant.

5.     INVESTMENTS

       Investments are stated at fair value as determined by the Trustee by reference to published market data, except for the guaranteed investment contracts that are benefit responsive as defined by SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and are stated at contract value as determined by the Trustee.

       The Merrill Lynch Retirement Preservation Trust Fund consists primarily of guaranteed investment contracts (GIC), separate account portfolios
       (SAP), synthetic guaranteed investment contracts (SYN). The crediting interest rates for investment contracts ranged from 5.28% to 8.71% and 4.66% to 9.50% as of December 31, 1999 and 1998, respectively. The fund's blended rate of return for the year was 6.55% in 1999.

       The crediting rates for certain GIC, SAP, and SYN contracts are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value.

       The contract values of investment contracts held by the Merrill Lynch Retirement Preservation Trust as of December 31, 1999 and 1998 are as follows:

                                                                 DOLLARS IN THOUSANDS
                           INVESTMENT CONTRACTS                     1999      1998
          ---------------------------------------------------    ---------  ---------
          Guaranteed investment contracts                        1,116,425    930,800
          Separate account and guaranteed investment contracts     343,422    246,872
          Synthetic guaranteed investment contracts              3,725,185  3,060,589

       GIC and SAP contracts are stated at amortized cost (contract value) which approximates fair market value. The fair market value of SYN contracts at December 31, 1999 and 1998 were approximately $3.6 billion and $3.1 billion, respectively. The Plan held approximately 0.8% and 0.5% of the outstanding units of the Merrill Lynch Retirement Preservation Trust at December 31, 1999 and 1998, respectively.

       The Northern Trust Collective Short-term Investment Fund held GICs for investment purposes as of December 31, 1999 and 1998. The crediting interest rates for these investment contracts ranged from 5.38% to 6.35% and 5.27% to 6.03% as of December 31, 1999 and 1998, respectively. The fund's blended rate of return for the year was 5.28% for 1999.

       The crediting rates for certain GICs are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value.

       The contract value of GICs, which approximates fair value, in the Northern Trust Collective Short-term Investment Fund as of December 31, 1999 and 1998 are $2,125,300,000 and $2,065,300,000, respectively. The
       Plan held approximately 0.01% of the outstanding units of the Northern Collective Trust Short-term Investment Fund at December 31, 1999 and 1998.

       The Trustee of the Plan holds the Plan's investments and executes transactions therein.

       The Plan's investments are valued daily, and units which reflect the daily valuations are assigned to participants. At the Plan's inception, all investment options were assigned a unit value of $10.00, with the exception of the Northern Trust Collective Short-Term Investment Fund and the Merrill Lynch Retirement Preservation Trust Fund which were assigned a unit value of $1.00. The number of units outstanding and the net asset value per unit as of December 31, 1999, is as follows:

                                                                        NET ASSET
                                                     NUMBER            $ VALUE PER
                    FUND                            OF UNITS               UNIT             MARKET VALUE
-------------------------------------------    ------------------    ----------------   -------------------
Capital Guardian U.S. Balanced Fund                2,117,104.22            24.18        $    51,191,580.04
Capital Guardian U.S. Small Capitalization
  Fund                                             1,230,111.33            27.06             33,286,812.59
Merrill Lynch Retirement Preservation Trust
  Fund                                            41,905,098.82             1.00             41,905,098.82
Neuberger & Berman Manhattan Trust                 1,928,153.41            20.63             39,777,804.85
Northern Trust Collective Short-Term
  Investment Fund                                 39,876,079.75             1.64             65,432,659.26
Northern Trust Collective Short-Term
  Investment Fund  - Money Market Demand
  Account                                        136,611,687.85             1.00            136,611,687.85
Putnam OTC Emerging Growth Fund                    4,201,439.92            37.01            155,495,291.44
BZW Barclays Daily U.S. Debt Index Fund              644,294.41            13.96              8,994,349.96
BZW Barclays Daily U.S. Equity Index Fund          2,361,746.67            40.66             96,028,619.60
BZW Barclays Extended Market Equity Index
  Fund                                               281,970.92            27.08              7,635,772.51
MAS Value Portfolio Adviser Fund                     294,518.80            12.11              3,566,622.67
Templeton Foreign Fund                             1,769,798.36            11.22             19,857,137.60
                                                                                        ------------------

                  Total                                                                 $   659,783,436.19
                                                                                        ==================


The number of units outstanding and the net asset value per unit as of December 31, 1998, was as follows:

                                                                        NET ASSET
                                                    NUMBER             $ VALUE PER
                   FUND                            OF UNITS               UNIT              MARKET VALUE
-------------------------------------------    ------------------    ----------------     ------------------
Capital Guardian U.S. Balanced Fund                2,078,681.49           20.78            $  43,195,001.36
Capital Guardian U.S. Small Capitalization
  Fund                                             1,243,055.17           18.69               23,232,701.12
Case Corporation Common Stock                      1,843,324.00           21.8125             40,207,504.75
Merrill Lynch Retirement Preservation Trust
  Fund                                            21,673,288.17            1.00               21,673,288.17
Neuberger & Berman Manhattan Trust                 1,616,918.22           14.97               24,205,265.75
Northern Trust Collective Short-Term
  Investment Fund                                 39,876,079.75            1.5559             62,043,192.48
Northern Trust Collective Short-Term
  Investment Fund  - Money Market Demand
  Account                                         60,973,712.48            1.00               60,973,712.48
Putnam OTC Emerging Growth Fund                    3,562,768.74           17.25               61,457,760.76
BZW Barclays Daily U.S. Debt Index Fund              815,757.61           14.10               11,502,182.30
BZW Barclays Daily U.S. Equity Index Fund          2,221,862.44           33.60               74,654,577.98
BZW Barclays Extended Market Equity Index
  Fund                                                71,838.72           20.43                1,467,665.05
MAS Value Portfolio Adviser Fund                      98,826.69           14.43                1,426,069.14
Templeton Foreign Fund                             1,087,684.62            8.39                9,125,673.96
                                                                                            ---------------

                  Total                                                                     $435,164,594.70
                                                                                            ===============


Net realized/unrealized gains(losses) on the Plan's investments during 1999 are included in "Net appreciation (depreciation) in the fair value of investments."

The market value of the assets held in the Trust as of December 31, as certified by the Trustee are:

           ASSET TYPE                              1999            1998
---------------------------------------        ------------   ------------

Short-Term Investments                         $202,044,347   $123,016,905
Mortgages, Notes, and Contracts                  50,899,448     33,175,470
Common Stock                                    406,839,641    278,972,220
                                               ------------   ------------

       Total Assets                            $659,783,436   $435,164,595
                                               ============   ============

Income/(loss) for the year ended December 31, is allocated to the investment types as follows:

        ASSET TYPE                     1999
-------------------------------   ------------

Short-Term Investments            $  7,888,374
Mortgages, Notes, and Contracts      1,553,440
Common Stock                       198,575,996
                                  ------------

       Total income/(loss)        $208,017,810
                                  ============

6.     INCOME TAX STATUS

       The plan has obtained a determination letter from the Internal Revenue Service dated February 13, 1998, approving the Plan as qualified for tax-exempt status. It is management's opinion that no event has occurred that would disqualify the Plan's tax-exempt status.

7.     RELATED PARTY TRANSACTIONS

       Administrative fees are borne by the Plan.

       The Plan periodically invests in common funds managed by the Trustee.

       The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

8.     MERGER

       On November 12, 1999, New Holland N.V. acquired all of the outstanding common shares of Case Corporation for $4.6 billion in cash, pursuant to an agreement and plan of merger dated as of May 15, 1999, by and among Case Corporation, New Holland N.V., Fiat Acquisition Corporation and Fiat S.p.A. As a result of the merger, Case Corporation, as the surviving company, became a wholly owned subsidiary of New Holland N.V. Effective with the closing of the merger, New Holland N.V. changed its name to CNH Global N.V.

9.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                    SCHEDULE I

                    CASE CORPORATION RETIREMENT SAVINGS PLAN

                                DECEMBER 31, 1999



          Item 27(a) - Schedule of Assets Held for Investment Purposes

     Identity of Issuer                             Description                            Cost                Current Value
----------------------------------    ---------------------------------------     -------------------     --------------------
Case Corporation Retirement             Case Corporation Participant Loans
  Savings Plan*                           (Interest rates ranging from 8.5%
                                          to 11%)                                    $  8,274,781.69          $  8,274,781.69

Capital Guardian Investments            Capital Guardian U.S. Balanced
                                          Fund                                       $ 32,750,904.05          $ 51,191,580.04

Capital Guardian Investments            Capital Guardian U.S. Small
                                          Capitalization Fund                        $ 21,552,176.59          $ 33,286,812.59

Merrill Lynch                           Merrill Lynch Retirement
                                          Preservation Trust Fund                    $ 41,905,098.82          $ 41,905,098.82

Neuberger & Berman Management,          Neuberger & Berman Manhattan
  Inc.                                    Trust                                      $ 29,599,479.73          $ 39,777,804.85

Northern Trust Corporation*             Northern Trust Collective Short-
                                          Term Investment Fund                       $136,611,687.85          $136,611,687.85

Northern Trust Corporation*             Northern Trust Collective Short-
                                          Term Investment Fund                       $ 52,947,490.64          $ 65,432,659.26

Putnam Investments                      Putnam OTC Emerging Growth
                                          Fund                                       $ 81,963,460.44          $155,495,291.44

Barclays Global Investors               BZW Barclays Daily U.S. Debt
                                          Index Fund                                 $  8,312,264.10          $  8,994,349.96

Barclays Global Investors               BZW Barclays Daily U.S. Equity
                                          Index Fund                                 $ 60,118,975.90          $ 96,028,619.60

Barclays Global Investors               BZW Barclays Extended Market
                                          Equity Index Fund                          $  6,380,088.55          $  7,635,772.51

Miller Anderson                         MAS Value Portfolio Adviser Fund             $  4,295,107.86          $  3,566,622.67

Franklin Templeton                      Templeton Foreign Fund                       $ 18,032,102.74          $ 19,857,137.60
                                                                                     ---------------          ---------------

                                                                                     $502,743,618.96          $668,058,218.88
                                                                                     ===============          ===============

* Represents a party in interest.

                                                                     SCHEDULE II

                    CASE CORPORATION RETIREMENT SAVINGS PLAN

                                DECEMBER 31, 1999



                Item 27(d) - Schedule of Reportable Transactions

   Identity                                       Purchase           Sale                             Current         Net Gain/
  Of Issuer                 Description            Price             Price           Cost              Value            (Loss)
--------------------    --------------------    -------------    -------------   --------------    -------------    -------------
Single Transactions

Case Corporation        Case Corporation
                          Common Stock             N/A              $55.00        $117,501,231      $162,298,070     $44,796,839

Series of
  Transactions

Case Corporation        Case Corporation
                          Common Stock
                              90 purchases        $45.30             N/A          $ 49,344,485      $ 49,344,485
                              41 sales             N/A              $53.38        $129,607,706      $174,991,462     $45,383,756
